(d)(1)(vi)

May 7, 2013

ING Variable Portfolios, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 7, 2013, we have agreed to waive a portion of the investment management fee payable to us under the Investment Management Agreement dated May 7, 2013 between ING Investments, LLC and ING Variable Portfolios, Inc., as amended (the “Agreement”), with respect to ING Emerging Markets Index Portfolio (the “Portfolio”), a series of ING Variable Portfolios, Inc., in the amount of 0.15% per annum as if the investment management fee specified in the Agreement were 0.40%. By this letter, we agree to waive that fee for the period from May 7, 2013 through and including May 1, 2014.

ING Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of ING Variable Portfolios, Inc.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

Agreed and Accepted:

ING Variable Portfolios, Inc.

(on behalf of the Portfolios)

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744	ING Investments, LLC